0:00	Global Air Cylinder Wheels has reinvented the wheel by introducing an eco-friendly and cost-efficient alternative to the extremely pollutive rubber tire.
0:12	Once a rubber tire has outlived its usefulness, old tires are often left in landfills, buried or burned, releasing harmful chemicals and heavy metals into water and air. According to National Geographic, tires account for up to 10% of microplastics in the world's oceans.
0:35	We are changing that. Our Air Suspension Wheels reduce the need for dirty rubber by providing a scalable, cost-effective solution designed to last the full lifetime of the vehicle.
0:47	The Air Suspension Wheel is an airless mechanical wheel constructed primarily of steel with in-wheel suspension.
0:55	An industry that uses and disposes of rubber tires at an alarming rate is the mining industry. Off-the-road rubber mining tires only last six to nine months due to their intensive use. On the other hand, Air Suspension Wheels last as long as the vehicle itself. They're also safer, stronger, and are 100% recyclable.
1:24	The Air Suspension Wheel underwent extensive field testing and is near commercialization into the projected $30 billion off-the-road tire market. There is great potential in the construction, agriculture, automotive, trucking, bicycle, and even armored vehicle industries.
1:45	Currently, the Air Suspension Wheel has no direct competitors and has a well-protected patent portfolio.
1:53	Tire use and its negative environmental impact must change. Help us change the tire industry.